Exhibit 99.1

Perion Network Announces Preliminary Q1 2024 Financial Results

Updates Full Year 2024 Guidance and Increases Buyback Program from $50 million to $75 Million

Expects to Announce Q1 2024 Financial Results on May 8

NEW YORK & TEL AVIV – Apr. 8, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today preliminary financial results for Q1 2024 and updated its full year 2024 guidance.

In the first quarter of 2024, Perion experienced a decline in Search Advertising activity, attributable to changes in advertising pricing and mechanisms implemented by Microsoft Bing in its Search Distribution marketplace. These adjustments led to a reduction in Revenue Per Thousand Impressions (RPM) for both Perion and other Microsoft Bing distribution partners. These changes contributed to decreased search volume.

As a result of the Microsoft Bing modifications, Perion expects Q1 2024 revenue and adjusted EBITDA1 of $157 million and $20 million, respectively. For the full year 2024, the Company currently expects revenue and adjusted EBITDA1 of $590-$610 million and $78- $82 million, respectively. The decrease is mainly attributed to Search Advertising, and to a limited extent to the web video activity. The rest of the business indicators remain positive.

“Our relationship with Microsoft remains strong and both organizations continue to explore more opportunities to collaborate on a variety of digital advertising solutions,” commented Tal Jacobson, Perion’s CEO. "Our strategy was, and continues to be, grounded in a fundamental principle of making sure our solutions are diversified in terms of technologies, channels and partners, while focusing on the needs of our customers, brands and retailers across the digital advertising domain. We continue to expand and strengthen our solutions and technologies by leveraging our cash flow generation and strong cash balance of almost half a billion USD to acquire companies that are complementary and additive to our growth.

A key driver of our long-term success is our focus on expanding our Display Advertising activity, whose growth drivers include AI-driven CTV, Retail Media and Digital out-of-home (DOOH). These growth drivers continued to deliver meaningful growth in the first quarter and are expected to increasingly contribute to our results in 2024.”

Mr. Jacobson concluded, “Management and our Board of Directors are confident that Perion is competitively well positioned for continued success within the digital advertising landscape, and thus approved an increase to our buyback program from $50 million to up to $75 million, capitalizing on our strong cash position.”

1 See footnote 2 below

Q1 2024 Preliminary Results 2:
In millions	Q1 2023 Actual	Q1 2024 Preliminary Results	YoY
Revenue	$145.2	$157.0	+8%
Adjusted EBITDA[1]	$31.3	$20.0	-36%
Adjusted EBITDA to Revenue[1]	22%	13%
Adjusted EBITDA to Contribution[1] ex-TAC	48%	33%

Updated Full Year 2024 Guidance2:
In millions	FY 2023 Actual	Prior 2024 Guidance	Updated 2024 Guidance	YoY
Revenue	$743.2	$860-$880	$590-$610	-19%[3]
Adjusted EBITDA[1]	$169.1	$178-$182	$78-$82	-53%[3]
Adjusted EBITDA to Revenue[1]	23%	21%[3]	13%[3]
Adjusted EBITDA to Contribution[1] ex-TAC	55%	51%[3]	30%[3]

1 Contribution ex-TAC and Adjusted EBITDA are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

2 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

3 Calculated at revenue and adjusted EBITDA guidance midpoint.

Share repurchases under the program will be made from time to time in open market purchases, private transactions or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to price, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

Q1 2024 Earning call

Perion plans to release first quarter 2024 results prior to the opening of the financial markets on Wednesday, May 8, 2024.

Tal Jacobson, CEO, and Maoz Sigron, CFO, will host a conference call to discuss the results on that day at 8:30 a.m. ET.

Earning Call details
●	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_EqMzgjKySiuCBeC1sYyw_Q
●	Toll Free: 877-407-0779
●	Toll/International: +1 201-389-0914

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers. For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC and Adjusted EBITDA.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release.

The following table reconciles Revenue to Contribution ex-TAC:

(In thousands) (estimated and unaudited):	Three Months Ended
	March 31, 2024	March 31, 2023
Revenue	$157,000	$145,150
Traffic acquisition costs and media buy	97,000	79,875
Contribution ex-TAC	$60,000	$65,275

The following table reconciles GAAP Income from Operations to Adjusted EBITDA:

(In thousands) (estimated and unaudited):	Three Months Ended
	March 31, 2024	March 31, 2023
GAAP Income from Operations	$8,250	$24,504
Share-based compensation	5,100	3,402
Retention and other expenses related to M&A	1,750	7
Amortization of acquired intangible assets	4,100	2,963
Depreciation	800	398
Adjusted EBITDA	$20,000	$31,274

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

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Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com